CONFORMED

                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934


For the month of April 2004                       Commission File Number 1-11854


                                 NATUZZI S.p.A.
                 (Translation of Registrant's name into English)



                               Via Iazzitiello 47
                             70029 Santeramo, Italy
                          (Address of principal office)



                  (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F     Form 40-F _ _
                      ---              -



                  (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes     No  _
                ---    --


                 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .) ---

                                   Natuzzi SpA
                                   (NYSE: NTZ)

                      Annual Ordinary Shareholders' Meeting
               First call: April 30, 2004 (Central European Time)
                Second call: May 3, 2004 (Central European Time)

         With reference to the agenda indicated in the Notice of Call distributed on April 9, 2004, the Company has been informed by the majority shareholders of the Company of the following information regarding points 3 and 4 of the aforesaid Notice:

3.a      Members of the Board of Directors

         The following individuals are the current Directors of the Company. The majority shareholders intend to nominate each of such individuals for reappointment.

Pasquale Natuzzi (64) founded the Company in 1959 and has since acted as its principal executive officer. Mr. Natuzzi held the title of Sole Director of the Company from its incorporation in 1972 until 1991, when he became Chairman of the Board of Directors.

Armando Branchini (59) has been an Outside Director of the Company since 2001. He founded InterCorporate - Strategie e Impresa, a consultancy firm, specialized in business strategies and strategic marketing. He is a professor of Strategic Marketing of Luxury Goods at the IULM University in Milan. From 1973 to 1987, he was responsible for establishing and implementing a marketing program aimed at supporting the entrance and development of Italian fashion in the principal international markets.

Stelio Campanale (41) is an Outside Director of the Company and has been a member of the Board of Directors since 1991. He was Legal Counsel of the Company from 1991 to 1997, and then served as a consultant of the Company. He was previously a senior consultant at Praxi S.p.A., a corporate consulting company, from 1988 to 1990.

Giuseppe Desantis (42) has been Vice Chairman of the Board of Directors of the Company since 1991. From 1988 to 1991, he was Assistant to Mr. Natuzzi. In 1987, he managed the Company's pricing and costing department. From 1984, when he joined the Company, to 1986 he worked in the accounting department.

Pietro Gennaro (83) has been an Outside Director of the Company since 1993. Mr. Gennaro was the founder of Gennaro-Boston Associati, an Italian management consulting firm that is a subsidiary of the Boston Consulting Group. He was a professor at the University of Pavia and at ISTUD, a senior management business school. Mr. Gennaro is also a management consultant to major companies in Italy, serving as Chief Executive Officer of PGA - Strategia e Organizzazione, and has served previously as President of Waste Management Italia.

Giambattista Massaro (42) is a Director and General Manager of Purchasing and Logistics of the Company. He joined the Company in 1987.

Gianluca Monteleone (36) is a Director and Marketing Manager of the Company. He joined the Company at the beginning of 1999 and became a Director at the end of the same year. He was previously a Brand Manager at Johnson & Johnson, Italy and Marketing Manager at Sara Lee International.



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

Giuseppe Russo Corvace (54) has been an Outside Director of the Company since 2000. He is a partner of Studio Vitali e Associati, a law and tax consulting firm serving the Company and major domestic and multinational companies. He is also a member of the Board of DirectorDirectors and Board of Auditors of other Italian companies.

Enrico Vitali (42) has been an Outside Director of the Company since 1994. He is a Certified Public Accountant and a partner of Studio Vitali e Associati, a law and tax consulting firm serving the Company and major domestic and multinational companies. He is also member of the Board of Directors and Board of Auditors of other Italian companies.

     3.b      Determination of the compensation of the members of the Board of
Directors

         The majority shareholders intend to propose a total compensation for the members of the Board of Directors in an amount up to EUR 800,000.00, of which EUR 16,000.00 shall be paid to each member and the remaining in an amount up to EUR 656,000.00 shall be assigned by the Board of Directors on the basis of their respective duties.

     4.a      Appointment of the members of the Board of Statutory Auditors

         The majority shareholders intend to propose the following individuals to serve on the Board of Statutory Auditors:

              Francesco Venturelli, Member
              Cataldo Sferra, Member
              Costante Leone, Member
              Giuseppe Pio Macario, Alternate
              Vittorio Boscia, Alternate

     4.b      Appointment of the Chairman of the Board of Statutory Auditors

          The majority shareholders intend to propose Francesco Venturelli to serve as the Chairman of the Board of Statutory Auditors.

     4.c      Determination of the compensation of the members of the Board of
Statutory Auditors

         The Board of Statutory Auditors will be compensated in accordance with Italian Law.

Best regards,

Natuzzi SpA
Pasquale Natuzzi
Chairman of the Board and Chief Executive Officer
April 16, 2004

                                 NATUZZI S.p.A.

                 Registered Office: Bari, Italy, Corso Cavour 51
                  Fully paid share capital : (euro) 54.681.628
                 Registry: Companies Register of Bari, no. 19551
                      Vat no. and Fiscal Code: 03513760722



                                 NOTICE OF CALL
                   2004 ANNUAL ORDINARY SHAREHOLDERS' MEETING


To the holders of American Depositary Shares ("ADS", each representing one ordinary share) of Natuzzi S.p.A. (the "Company"):

Notice is hereby given that the 2004 Annual Ordinary Shareholders' Meeting of the Company will be held at its executive offices at Santeramo in Colle (BA), Via Iazzitiello, no. 47, on April 29, 2004 (on first call), at 9:00 a.m. (Central European Time), and if necessary, on April 30, 2004 (on second call), at the same location at 10.30 a.m. (Central European Time), in order to consider and vote upon the following items on the agenda:


1. Approval of the unconsolidated financial statements of the Company for the fiscal year ended on December 31, 2003 and the related reports of the Board of Directors and the Board of Statutory Auditors and Company's External Auditors. Presentation of the Company's consolidated financial statements for the fiscal year ended on December 31, 2003.

2. Approval of the financial statements, for the fiscal year ended on December 31, 2003, of the following company merged into Natuzzi S.p.A. on November 21, 2003: Style & Comfort Srl.

3. Appointment of the members of the Board of Directors and determination of their compensation.

4. Election of the members of the Board of Statutory Auditors and determination of their compensation

5. Appointment of the Company's External Auditors for the three year period from 2004 to 2006 and determination of their compensation.

6.   Distribution of dividends.



ADS holders of record at the close of business on March 23, 2004 are entitled to instruct the Depositary, in accordance with instructions to be given by the Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of ordinary shares of the Company represented by their ADSs at the 2004 Annual Ordinary Shareholder's Meeting of the Company.

ADR holders of record at the close of business on March 23, 2004 may attend the 2004 Annual Ordinary Shareholder's Meeting of the Company (without the right to vote or speak) following a written request to the Depositary made in accordance with the instructions given by the Depositary.


Natuzzi S.p.A.
Pasquale Natuzzi
Chairman of the Board and Chief Executive Officer

                                       1





                                                                       CONFORMED

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     NATUZZI S.p.A.
                                     (Registrant)


Date:  April 16, 2004                By: /s/ GIUSEPPE DESANTIS
                                         ----------------------------------
                                              Giuseppe Desantis